UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D


Under the Securities Exchange Act of 1934


TOPAW, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)


(CUSIP Number)


Joel A. Lucas
3211 Burnbrook Lane
Baltimore, Maryland 21207
(410)265-5180
(Name, Address and Telephone Number of Person Authorized to
Received Notices and Communications)

February 7, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which
is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)
     or (4), check
      the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule,
including all exhibits. See Rule 13d-7 for other parties to the whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form
 with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be
"filed"
   for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
  (however, see the Notes).


1NAME OF REPORTING PERSON:I.R.S. IDENTIFICATION NUMBER OF
ABOVE PERSONS (ENTITIES ONLY)
Joel A. Lucas 11-3769909

2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]

3SEC USE ONLY


4 SOURCE OF FUNDS (See Instructions): PF


5CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.


NUMBER OF(7)SOLE VOTING POWER:495,000,000
SHARES
BENEFICIALLY(8)SHARED VOTING POWER
OWNED BY
EACH REPORTING(9)SOLE DISPOSITIVE POWER:495,000,000
PERSON WITH
10SHARED DISPOSITIVE POWER:0

11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

495,000,000

12CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
96:   SHARES (See Instructions)

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14TYPE OF REPORTING PERSON (See Instructions)

(IN) INDIVIDUAL


EXPLANATORY STATEMENT

This filing (the "Filing") is pursuant to Rule 13d under the Securities
Exchange
Act of 1934, as amended (the "Exchange Act"), the Statement on Schedule 13D filed by Joel A. Lucas ("Mr. Lucas"), the "Reporting Person" with respect to the common stock, par value $0.0001 per share (the "Common Stock"), of TOPAW, Inc., a Delaware corporation (the "Issuer"). Unless otherwise indicated, capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule D.

ITEM 1. SECURITY AND ISSUER

This statement relates to Common Stock of the Issuer. The principal executive office of the Issuer is located at 3211 Burnbrook Lane, Baltimore, Maryland 21207.

ITEM 2. IDENTITY AND BACKGROUND
a. The Reporting Person is Joel A. Lucas.
b. Mr. Lucas's address is 3211 Burnbrook Lane, Baltimore, Maryland 21207.
c. Mr. Lucast's principal occupation is as President of TOPAW, Inc., an entertainment company, whose principal address is 3211 Burnbrook Lane, Baltimore, Maryland
21207.
d. Mr. Lucas has not been convicted in a criminal proceeding during the last five years.
e. Mr. Lucas, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
f. Mr. Lucas is a citizen of the United States of America and a resident of the State of Delaware.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

From the Issuer's inception, February 7, 2006 to November 30, 2006,
Mr. Lucas
acquired 495,000,000 shares directly from the Issuer as consideration for services rendered as an officer and director of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

Mr. Lucas holds the Shares as reported herein for the purpose of investment.

The Issuer is currently seeking to become a public entity engaging in merger with or acquisition of unidentified foreign and domestic companies as a major part of its operations. The Issuer meets the definition of a "blank check" company contained in Section (7) (b) (3) of the Securities Act of 1933, as amended.
Mr. Lucas, as sole
shareholder, officer and director of the Issuer will actively seek merger or acquisition targets for the Issuer.

The Issuer will not restrict its search for any specifically kind of business, but may acquire a business which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Issuer may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Issuer may offer.

A business combination with a target business will normally involve the transfer of ownership from the target business the majority of the target company's controlling common stock, and the substitution of its management and board of directors.


The Issuer has no capital at this time with which to provide the current owners of business opportunities with any cash or other assets. However, Mr. Lucas believes that the Issuer will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. Mr. Lucas has not conducted market research and is not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

Mr. Lucas has agreed that he will advance any additional funds which the Issuer needs for operating capital and for costs in connection with searching for or completing an acquisition or merger.Such advances have historically been converted to equity. There is no minimum or maximum amount Mr. Lucas will advance to the Issuer. The
Issuer will not
borrow any
                funds for the purpose of repaying advances made by Mr. Lucas, and the Issuer will not borrow any funds to make any payments to its promoters, management or their affiliates or associates.


At this time, as part of his duties for the Issuer, Mr. Lucas has plans which result in the following
                corporate actions:
a. the acquisition by an unaffiliated person of securities of the issuer;
b. an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;
c. a sale or transfer of a material amount of assets of the Issuer;
d. a change in the present board of directors of the Issuer as a result of a merger or acquisition transaction;
e. a material change in the present capitalization or dividend policy of the Issuer;

f. a material change in the Issuer's business or corporate structure based on the completion of a merger or acquisition;
g. changes in the Issuer's charter or bylaws as a result of a merger or acquisition, which
may
            impede the acquisition of control of the Issuer by any person;
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. Mr. Lucas beneficially owns 495,000,000 shares of the Issuer's common stock. The 495,000,000 represents 100% of the Issuer's common stock based on the outstanding shares on February 7, 2006.
b. (i) Sole Power to Vote or Direct the Vote:
495,000,000 shares of Common Stock
(ii) Shared Power to Vote or Direct the Vote:
0 shares
(iii) Sole Power to Dispose or Direct the Disposition:
495,000,000 shares of Common Stock
(iv) Shared Power to Dispose or Direct the Disposition:
0 shares

c. None
d. Not Applicable
e. Not Applicable
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Luca is President, Secretary, Treasurer and Director of the Issuer.
ITEM 7. EXHIBITS

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 7, 2006 By: /S/   Joel A. Lucas
Joel A. Lucas